
January 18, 2012

Via E-mail
David M. Blackman
President
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re:** **Select Income REIT**
> **Registration Statement on Form S-11**
> **Filed December 22, 2011**
> **File No. 333-178720**

Dear Mr. Blackman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   We note that you have not determined the pro forma percentage ownership of insiders. So that we can do an informed review of the current draft registration statement, please provide us a range that reflects your current expectations.

Our History, Relationship with CWH and Management, page 4

3.   Please include a more detailed discussion of the contribution transaction. For
        example, please disclose that the properties are to be contributed for shares and the
        note. Prior to effectiveness, please expand Item 33 of Part II of the registration
        statement to cover this contribution transaction.

Summary Risk Factors, page 5

4.   Please revise the Oahu concentration bullet to quantify the 68.3% concentration level.

Distribution Policy, pages 26

5.   We note your statement, "… these estimates do not take into account any financing
        activities…as they cannot be estimated at this time." Please tell us whether cash flows
        from investing and financing activities for the twelve months ended September 30,
        2012 are expected to be significant. We may have further comments.

6.   We note your disclosure of estimated FFO and normalized FFO. Please advise us
        how these projections comply with Item 10(b) of Regulation S-K.

7.   We note you plan on presenting estimated CAD per share.   Given that CAD is a
        liquidity measure, presentation of a liquidity measure on a per share basis would not
        be appropriate.   Please revise.

8.   We note that you are including the net operating income impacts of a property
        acquired subsequent to the period ending September 30, 2011, but you are not
        reflecting the costs of that acquisition. Please advise why you believe this is
        appropriate.

9.   We note you estimated capital expenditures by applying a rate per square feet to your
        total portfolio of rentable square feet.   Please clarify and disclose how you
        determined the rate and how your rate is reasonable and supportable.

10.   Please tell us why you have not made any adjustments for leasing expiring during the
        twelve months ended September 30, 2012, assumed levels of renewals and the costs
        of any such renewals.

11.   As you anticipate borrowing approximately $225 million from you new credit
        facility, please include an adjustment for the estimated principal and interest
        payments required to be made during the twelve months period ended September 30,
        2012. Please ensure that you disclose how you calculated this adjustment.

12.   Please expand footnotes 1 and 5 to disclose the calculation of each adjustment.

13.   Please provide to us an initial estimate of the annual estimated distribution, estimated CAD surplus and the distribution payout ratio.

Selected Financial and Pro Forma Financial Information, page 32

14.   Please expand the reconciliation to include adjustments to get from "Property NOI" to GAAP net income. Please revise the narrative introduction sentence accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

15.   Please revise the lease expiration table on page 38 to include the total area in square feet covered by such leases. Refer to Item 15(f) of Form S-11.

16.   Please expand your disclosure to discuss your anticipated investment strategy for the next fiscal year.

Results of Operations, pages 39

17.   Please provide a more robust discussion of your results of operations including the drivers behind the significant changes in individual income and expense line items. For example, please separately quantify the rental income fluctuations attributed to acquisitions and increases from lease renewals and rent resets.   In addition, you indicate that general and administrative expenses increase reflects the increase in these expenses allocated to your properties without discussing the allocation methodology and the factors that changed within this methodology that led to an increase in allocated expenses.   Reference is made to Item 303(a)(3) of Regulation S-K and SEC Interpretive Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Business, page 48

18.   We note that the large majority of your properties are leased to tenants who are not rated by any nationally recognized statistical rating organization. Please tell us whether you have tenant credit requirements you apply to new tenants and whether you monitor credit statistics during the life of existing leases. We may have further comments.

Tenant Diversity, page 50

19.   Please confirm that the tenant diversity table includes land leases.

Geographic Concentration, page 51

20.   Please provide us with support for all quantitative and qualitative business and
        industry data used in this section. The requested information should be filed as
        EDGAR correspondence or, alternatively, should be sent in paper form accompanied
        by a cover letter indicating that the material is being provided pursuant to Securities
        Act Rule 418 and that such material should be returned to the registrant upon
        completion of the staff review process.

Our New Bank Facility, page 56

21.   Please provide more detailed disclosure of any material financial covenants, including
        quantifying any ratio.

Indemnification by Our Shareholders and Arbitration of Claims, page 84

22.   We note the shareholder arbitration provision of the bylaws. Please provide us an
        analysis as to how this provision, when applied to claims related to the federal
        securities laws, is consistent with Section 14 of the Securities Act. The analysis
        should include a discussion of procedural protections, substantive remedies and
        Commission oversight.

Other Relationship, page 115

23.   Please revise your disclosure to identify each of the underwriters that have a material
        relationship with you or your advisor. Refer to Item 508(a) of Regulation S-K.

Notes To Unaudited Pro Forma Financial Statements, pages F-6

24.   We note you have calculated interest expense using the rate of LIBOR plus 1.3%.
        As noted on page 56, your floating rate is based upon LIBOR plus a margin which
        varies depending upon your leverage and credit rating.   Please tell us and expand
        your disclosures to clarify how you determined 1.3% to be an appropriate estimate of
        what the margin would be. In addition, please disclose the effect of a change in the
        estimated interest rate by plus or minus 1/8th of a percent would have on your
        estimated interest payments.

Real Estate Properties, pages F-13

25.   Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.   Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

26.   Based on disclosures on page 54 and elsewhere in your filing, we note you have redeveloped some of the properties held in your portfolio. Please disclose your capitalization policy.   Your disclosure should address the types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses.   In addition, please disclose the periods of capitalization including a discussion of when the capitalization period ends. Lastly, please disclose the amount to redevelopment costs incurred separately from cash used to acquire properties.

Note 8. Subsequent Events, page F-19

27.   Please provide a description of the acquisition that occurred in the first part of 2011.

Select Income REIT

Note 1 – Organization, page F-36

28.   As indicated elsewhere in your filing, we note you intend to enter into two management agreements with REIT Management & Research LLC upon completion of your offering.   To the extent the terms and conditions of the agreements have been determined, please disclose the significant terms relating to these agreements. Expanded disclosures should include information related to fees and compensation.

Note 2 – Summary of Significant Accounting Policies, page F-36

29.   Please disclose your accounting policy for organizational and offering costs and the amount of organizational and offering costs incurred to date.   These amounts should include the out-of-pocket expenses of CommonWealth REIT that have been incurred on your behalf and will be reimbursed.

<u>Item 36. Financial Statements and Exhibits, page II-2</u>

30.   We note that you have filed "form of "certain exhibits. Please advise us if you will
         not be filing the final, executed agreements or documents (as applicable) prior to
         effectiveness of the registration statement.

31.   We note that you have indicated that a number of your exhibits are to be filed by
         amendment. Please file all required exhibits as promptly as possible. If you are not in
         a position to file legal and tax opinions with the next amendment, please file draft
         copies on EDGAR as correspondence for us to review.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with
      respect to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in
      declaring the filing effective, does not relieve the company from its full responsibility
      for the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert staff comments and the declaration of effectiveness as a
      defense in any proceeding initiated by the Commission or any person under the
      federal securities laws of the United States.

         Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration statement
as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as
they relate to the proposed public offering of the securities specified in the above registration
statement. Please allow adequate time for us to review any amendment prior to the requested
effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: John Popeo
        Margaret R. Cohen